DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Damon M. McLean damon.mclean@dlapiper.com T 919.786.2011 F 919.786.2211

April 25, 2011	YOUR FILE NO. 333-161449 OUR FILE NO. 374779-000002

VIA E-MAIL AND OVERNIGHT DELIVERY

Michael McTiernan, Assistant Director

Division of Corporation Finance

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	KBS Legacy Partners Apartment REIT, Inc.

Post Effective Amendment No. 4 to Form S-11 filed April 15, 2011

Form 10-K for Fiscal Year Ended December 31, 2010 filed March 31, 2011

Dear Mr. McTiernan:

We are writing to address the comments you raised in your letter dated April 20, 2011 regarding the Issuer’s registration statement. For your convenience, we have reproduced your comments below, along with our responses.

Real Estate Investment Summary, page 1

1.	Please revise or supplement your disclosure regarding average monthly rent to reflect the net effective rent, including the impact of any tenant concessions. Please provide similar disclosure in future Exchange Act periodic reports.

Response: The Company has revised its disclosure to clarify that the amounts presented in the summary table as average monthly rents represent net effective rents, and, as such, reflect the impact of all tenant concessions during the relevant lease terms. See page 1 of prospectus supplement no. 2. The Company will include similar clarifying disclosure in its future Exchange Act reports.

Investment Yield, page 2

2.	We note that estimated first year net operating income is “primarily” derived from in-place leases. Please provide additional disclosure regarding the calculation, including the extent to which you assume future occupancy or non-contractual rent increases, and whether you assume that in-place leases will be renewed at current rates during the initial year. Please provide similar disclosure in future Exchange Act periodic reports.

Response: The Company has expanded its disclosure regarding the calculation of net operating income to include additional detail regarding assumptions concerning future occupancy, non-contractual rent increases, and in-place renewing lease rates during the initial year. See page 2 of prospectus supplement no. 2. Specifically, the Company based its initial estimate of year 1 net operating income upon the net income immediately prior to closing, the Company then projected that occupancy would decline slightly during the first year of operations, and that rental rates on new and renewing leases would increase slightly during the first year resulting in a modest increase in income of 2.3% when compared to in-place income at acquisition. The Company will include similar clarifying disclosure in its future Exchange Act reports.

Michael McTiernan, Assistant Director

April 25, 2011

Page Two

Distribution Declared for December 2010 through May 2011, page 5

3.	Please disclose your cumulative dividends declared since inception as compared to your cumulative earnings or FFO since inception. Please provide similar disclosure in future Exchange Act periodic reports.

Response: The Company has revised its distribution discussion to include a comparison of the Company’s cumulative dividends declared since it commenced its initial public offering against the Company’s cumulative FFO generated over the corresponding period. See page 5 of prospectus supplement no. 2. The company with provide similar disclosure in its future Exchange Act periodic reports.

Information Regarding Our Share Redemption Program, page 6

4.	Please disclose the amount of unfulfilled redemption requests. In future Exchange Act periodic reports, please disclose the amount of redemption requests received, the amount fulfilled, the amount remaining unfulfilled and the weighted average redemption price paid.

Response: The Company has revised the disclosure as appropriate in response to the Staff’s request. See page 6 of prospectus supplement no. 2. Because the Company has not yet received any requests to redeem shares pursuant to its share redemption program, information regarding the amount of requests fulfilled, the amount remaining unfulfilled and the weighted average redemption price paid is inapplicable and has been omitted from the current filing. To the extent applicable, disclosure of these amounts will be made in the Company’s future Exchange Act periodic reports.

Very truly yours,

DLA Piper LLP (US)

/s/ Damon M. McLean

Damon M. McLean

Partner